SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2008 JUN -5 P 1:33
FICE OF INTERN...
CORPORATE FIN...

3 June 2008 **BY COURIER**

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

08003067

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 2 June 2008 which we released to The Stock Exchange of Hong Kong Limited on 2 June 2008 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Vannay Lau
Assistant Company Secretary

PROCESSED
JUN 1 0 2008
THOMSON REUTERS

Encl

c.c. J P Morgan
- Mr. King Ho

E:\m\Shshenl\Share transfer\ltr.doc1

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

CONNECTED TRANSACTION IN RELATION TO THE ACQUISITION OF A FURTHER 23% INTEREST IN SHANGRI-LA HOTELS (SHENZHEN) LIMITED

On 29 May 2008, the Parties entered into the Sale and Purchase Agreement pursuant to which the Company has through Seanoble acquired the Sale Shares (being 23% of the entire issued share capital of Shangri-La Shenzhen) from Promptwell and the Loan from Pearl Treasure at the Consideration of RMB135,115,251 (approximately HK$150,783,000). Immediately prior to the entering into of the Sale and Purchase Agreement, Shangri-La Shenzhen was an indirect 57% owned subsidiary of the Company. Following completion of the Acquisition, Shangri-La Shenzhen has become an indirect 80% owned subsidiary of the Company.

Immediately prior to the entering into of the Sale and Purchase Agreement, Shangri-La Shenzhen was owned as to 23% by Promptwell and Promptwell was therefore a substantial shareholder of Shangri-La Shenzhen. COFCO (HK) and Pearl Treasure are associates of Promptwell and hence each of Promptwell, Pearl Treasure and COFCO (HK) was a connected person of the Company. The entering into of the Sale and Purchase Agreement therefore constitutes a connected transaction for the Company under the Listing Rules.

As the applicable percentage ratios (other than the profits ratio) for the Acquisition exceed 0.1% but are less than 2.5%, the entering into of the Sale and Purchase Agreement is only subject to the reporting and announcement requirements but is exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules. Details of the Acquisition will be included in the next published annual report and accounts of the Company in accordance with the requirements of the Listing Rules.

INTRODUCTION

The Board announces that on 29 May 2008, the Parties entered into the Sale and Purchase Agreement pursuant to which the Company has through Seanoble acquired the Sale Shares (being 23% of the entire issued share capital of Shangri-La Shenzhen) from Promptwell and the Loan from Pearl Treasure at the Consideration of RMB135,115,251 (approximately HK$150,783,000). Immediately prior to the entering into of the Sale and Purchase Agreement, Shangri-La Shenzhen was an indirect 57% owned subsidiary of the Company. Following completion of the Acquisition, Shangri-La Shenzhen has become an indirect 80% owned subsidiary of the Company.

THE SALE AND PURCHASE AGREEMENT

Date	:	29 May 2008
Parties	:	(a) Promptwell (as vendor of the Sale Shares); (b) Pearl Treasure (as vendor of the Loan); (c) COFCO (HK) (as guarantor of Promptwell and Pearl Treasure under the Sale and Purchase Agreement); (d) Seanoble (as purchaser of the Sale Shares and the Loan); and (e) The Company (as guarantor of Seanoble under the Sale and Purchase Agreement).
Assets to be sold and acquired	:	The Sale Shares and the Loan
Consideration	:	The aggregate consideration for the sale and purchase of the Sale Shares and the assignment of the Loan shall be RMB135,115,251 (approximately HK$150,783,000), comprising: (a) RMB126,544,231 (approximately HK$141,218,000) for the Sale Ordinary Shares; (b) RMB20,624 (approximately HK$23,000) for the Sale Deferred Shares; and (c) RMB8,550,396 (approximately HK$9,542,000) for the Loan. The Consideration shall be payable in cash upon completion of the Sale and Purchase Agreement.
Conditions	:	The Sale and Purchase Agreement is unconditional.

FINANCIAL EFFECTS OF THE ACQUISITION

The Consideration was arrived at after arm's length negotiations between the Parties, taking into consideration the net asset value of Shangri-La Shenzhen and the face value of the Loan. Completion of the Acquisition has taken place on 30 May 2008 and the Consideration has been paid in full in cash. The Consideration has been funded by the Group from its internal cash resources and external bank borrowings. The funding requirement for the Acquisition is not expected to have any material impact on the Group.

REASONS FOR, AND BENEFITS OF, THE ACQUISITION

Shangri-La Shenzhen is the registered owner of 90% interest in Shenzhen Shangri-La Hotel Limited, a joint venture company established under the laws of the PRC, which operates Shangri-La Hotel, Shenzhen. The Directors are of the view that the Acquisition is a good opportunity for the Company to increase its effective interest in Shangri-La Hotel, Shenzhen from 51.3% to 72%.

The Directors (including the independent non-executive Directors) consider that the Sale and Purchase Agreement is on normal commercial terms which were arrived at after arm's length negotiations between the Parties, and that the terms of the Sale and Purchase Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

INFORMATION ABOUT SHANGRI-LA SHENZHEN

Following completion of the Acquisition, Shangri-La Shenzhen has become an indirect 80% owned subsidiary of the Company. The audited consolidated net profit of Shangri-La Shenzhen attributable to the equity holders of Shangri-La Shenzhen for the year ended 31 December 2006 was HK$36,853,211 and the audited consolidated net asset attributable to the equity holders of Shangri-La Shenzhen as at 31 December 2006 was HK$188,584,136. The unaudited consolidated net profit of Shangri-La Shenzhen attributable to the equity holders of Shangri-La Shenzhen for the year ended 31 December 2007 was HK$39,016,000 and the unaudited consolidated net asset attributable to the equity holders of Shangri-La Shenzhen as at 31 December 2007 was HK$227,600,000.

INFORMATION ABOUT SEANOBLE AND THE GROUP

Seanoble is an investment holding company and a direct wholly-owned subsidiary of the Company.

The Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. The Company's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos.

INFORMATION ABOUT PROMPTWELL, PEARL TREASURE AND COFCO (HK)

Both Promptwell and Pearl Treasure are investment holding companies and indirect wholly-owned subsidiaries of COFCO (HK).

COFCO (HK) is incorporated in Hong Kong with limited liability. It is an investment holding company holding various interests and investment mainly in the PRC and Hong Kong, and is a direct wholly-owned subsidiary of COFCO Limited, a state-owned enterprise in the PRC.

IMPLICATIONS UNDER THE LISTING RULES

Immediately prior to the entering into of the Sale and Purchase Agreement, Shangri-La Shenzhen was an indirect 57% owned subsidiary of the Company and was owned as to 23% by Promptwell. Promptwell was therefore a substantial shareholder of Shangri-La Shenzhen. COFCO (HK) and Pearl Treasure are associates of Promptwell and hence each of Promptwell, Pearl Treasure and COFCO (HK) was a connected person of the Company. The entering into of the Sale and Purchase Agreement therefore constitutes a connected transaction for the Company under the Listing Rules.

As the applicable percentage ratios (other than the profits ratio) for the Acquisition exceed 0.1% but are less than 2.5%, the entering into of the Sale and Purchase Agreement is only subject to the reporting and announcement requirements but is exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules. Details of the Acquisition will be included in the next published annual report and accounts of the Company in accordance with the requirements of the Listing Rules.

GENERAL

As at the date of this announcement, the Board comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing and Mr. Giovanni Angelini as executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as non-executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man, Mr. Timothy David Dattels and Mr. Michael Wing-Nin Chiu as independent non-executive Directors.

DEFINITIONS

"Acquisition"	the acquisition of the Sale Shares and the Loan by Seanoble on the terms of the Sale and Purchase Agreement;
"associate"	has the meaning ascribed to it in the Listing Rules;
"Board"	the board of Directors;
"COFCO (HK)"	COFCO (Hong Kong) Limited, a company incorporated in Hong Kong with limited liability;
"Company"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of HKSE with secondary listing on the Singapore Exchange Securities Trading Limited;
"connected person"	has the meaning ascribed to it in the Listing Rules;
"Consideration"	the aggregate amount of consideration payable by Seanoble in cash for the Acquisition, being RMB135,115,251 (approximately HK$150,783,000);
"Directors"	directors of the Company;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"HKSE"	The Stock Exchange of Hong Kong Limited;
"Hong Kong"	Hong Kong Special Administrative Region of the PRC;
"Listing Rules"	Rules Governing the Listing of Securities on HKSE;

"Loan"	HK$9,535,616, being the principal amount of the interest-free loan advanced by Pearl Treasure to Shangri-La Shenzhen and outstanding as at the date of completion of the Sale and Purchase Agreement;
"Parties"	the parties to the Sale and Purchase Agreement, namely Promptwell, Pearl Treasure, COFCO (HK), Seanoble and the Company;
"Pearl Treasure"	Pearl Treasure Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of COFCO (HK), being the vendor of the Loan;
"PRC"	The People's Republic of China;
"Promptwell"	Promptwell Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of COFCO (HK), being the vendor of the Sale Shares;
"RMB"	Renminbi, the lawful currency of the PRC;
"Sale and Purchase Agreement"	the sale and purchase agreement dated 29 May 2008 entered into between the Parties in respect of the sale and purchase of the Sale Shares and the Loan;
"Sale Deferred Shares"	the 23,000 non-voting deferred shares of HK$1 each in the issued share capital of Shangri-La Shenzhen as held by Promptwell, representing 23% of the total number of non-voting deferred shares issued by Shangri-La Shenzhen;
"Sale Ordinary Shares"	the 1,150 ordinary shares of HK$1 each in the issued share capital of Shangri-La Shenzhen as held by Promptwell, representing 23% of the total number of ordinary shares issued by Shangri-La Shenzhen;
"Sale Shares"	the Sale Deferred Shares and the Sale Ordinary Shares;
"Seanoble"	Seanoble Assets Limited, a company incorporated in the British Virgin Islands with limited liability and a direct wholly-owned subsidiary of the Company;
"Shangri-La Shenzhen"	Shangri-La Hotels (Shenzhen) Limited, a company incorporated in Hong Kong with limited liability and owned by Seanoble, Promptwell and Tellon as to 57%, 23% and 20% before completion of the Sale and Purchase Agreement;
"Shareholders"	the shareholders of the Company;
"substantial shareholder"	has the meaning ascribed to it in the Listing Rules;

"Tellon"	Tellon Development Limited, a company incorporated in Hong Kong with limited liability; and
"%"	per cent.

Amounts denominated in RMB in this announcement have been converted into HK$ at the rate of RMB0.89609 = HK$1 for illustration purposes.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 2 June 2008

* *for identification purpose only*

END